November 10, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  John Reynolds, Assistant Director

Re:

Lepota, Inc.

Registration Statement on Form S-1 Filed September 18, 2014

File No. 333-198808

Dear Mr. Reynolds:

This letter sets forth the responses of Lepota, Inc. (the "Company") to the comments of the reviewing staff (“Staff”) of the Securities and Exchange Commission (“Commission”) in connection with the above referenced filing as set forth in the comment letter of October 16, 2014.  Each numbered paragraph below responds to the comment having the same number in the October 16 comment letter.

General

1.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company has not availed itself of either of these sections.

Risk Factors, page 7

2.

Please address your lack of agreements with suppliers in your risk factor disclosure. Please also add a risk factor discussing the going concern opinion from your auditors.

Both points have been added to the risk factors.

3.

Please revise the next to last risk factor on page 12 to reflect that the percent ownership assumes the maximum shares are sold in this offering and that if less than the maximum is sold, your management would have increased control over the company.

This disclosure has been added to page 12.

Use of Proceeds, page 15

4.

It appears from the first complete risk factor on page 12 that you are reserving the right to change the use of proceeds.  Please revise your disclosure in this section to address clearly the related contingencies and alternatives.  See Instruction 7 to Item 504 of Regulation S-K.

The language has been modified to clarify that the Company is not changing use of proceeds.

5.

Please clarify whether any of the amount allocated to salaries may be used as compensation for your officers and director, including the deferred compensation.

Language has been added that none of the offering proceeds will be used for compensation for our officers and director, including deferred compensation.

Dilution of the Price You Pay for Your Shares, page 15

6.

We note you provide your intended use of proceeds assuming that 25%, 50%, 75% and 100% of the offering common stock is sold.  Please expand your dilution disclosure to provide the dilution information as required by Item 506 of Regulation S-K under each of the offering assumptions.

The dilution table has been expanded to indicate relative dilution at 25%, 50%, 75% and 100%.

Plan of Distribution, page 17

7.

Please add disclosure in this section regarding the selling shareholder offering.

This disclosure has been added.

 Description of Securities, page 18

8.

Please explain the statement on page 18 that holders of more than 33% of the outstanding shares can elect all of the directors to be elected.

This error has been corrected.

Selling Stockholders, page 19

9.

Please disclose any position, office or other material relationship between the selling shareholder and the company, as required by Item 507 of Regulation S-K.

This disclosure has been added.

10.

In addition, given that there is no minimum in this offering, please revise to reflect the percentage held by Mr. Lawrence based upon various levels of proceeds raised in the company offering, including if no shares are raised.

Mr. Lawrence’s percentage ownership percentage has been added at 0%, 25%. 50% and 75% for the Company primary offering.

Business, page 20

11.

We note that you have referenced specific cosmetic brands that you are considering for distribution but that you have not yet entered into contracts with these firms. Given the development stage of the company and the lack of contracts, please advise why disclosure of such cosmetic brands is not promotional or remove. Provide similar analysis for the identification of companies you aim to work with on an intercontinental level.

References to these brands have been removed from this section of the prospectus.

12.

Please disclose the material terms of the agreement with Interbeauty.  In addition, we note that the agreement will expire before the time frame you have discussed for commencing your business.  Please provide additional disclosure regarding your business plan in this regard.

A summary of the Interbeauty contract has been added, together with the Company’s present intention to renew that agreement.

Marketing, page 22

13.

We note the references to the website www.euromonitor.com. Please remove the website URL from the filing or file the information on the website as an attachment to the prospectus, as part of the registration statement.  Refer to footnote 41 in Securities Act Release No. 33-7856 for guidance.

The website URL’s have been removed.

Sources and Availability of Products, page 23

14.

Please clarify on what terms you plan to negotiate agreements with manufacturers. We note your statement regarding agreements that will be suitable to all parties for your cosmetic products.

Language has been added to describe on what terms we plan to negotiate agreements with manufacturers.

Government and Industry Regulation, page 24

15.

Please describe clearly the certification requirements for Russian buyers referenced on page 29.  Also discuss any potential regulations that could restrict the import of your proposed products.

We have added language to this section in accordance with Commission’s comment.

 Management’s Discussion an d Anal ysis…, pa ge 28

16.

Please revise to reflect the time frame for each step in your plan of operations.  Also, please disclose the estimated costs associated with each step.  Provide clear discussion of the impact on the timing of your plan of operations based upon the amount of proceeds received.  Lastly, please revise to reflect your plan of operations to the point of generating revenues, rather than limiting such disclosure to 12 months.

We have revised the Plan of Operations section to include the time frame for each step until generating revenues which we plan to happen in month 13.  We have also added a 13 Month Plan of Operations Table.  We have also added discussion on the timeframe which depends on the percentage of the offering that is sold.

17.

Please provide a discussion of your liquidity that addresses your liquidity requirements, in quantified terms, on both a short-term (12 months) and long-term basis.  Your discussion should disclose how you plan to address your immediate funding needs and the funds necessary to achieve your business plans.  Refer to Instruction 5 of Item 303(a)

of Regulation S-K and footnote 43 in Securities Act Release No. 33-8350 for guidance. We note your cash position as disclosed on your July 31, 2014 balance sheet.

This disclosure has been added.

 Directors…, p a ge 30

18.

Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that your director should serve as a director, as required by Item 401(e)(1) of Regulation S-K.

This is now included within the relevant section.

19.

Please tell us the basis for the claims in the first paragraph on page 9 regarding Iurii Iurtaev’s experience and expertise.

The claims concerning Mr. Iurtaev’s ability have been deleted from page 9.

20.

Please remove the reference to specific contracts entered into by YuDiCom. Similarly, remove references to specific companies in the discussion of Mr. Iurtaev’s business experience at Funky Bit.

The references to specific companies have been deleted.

Executive Compensation, page 34

21.

We note that your officer and director salaries are being deferred until the company is in a position to pay such salaries. Please revise the executive compensation table to reflect the amount of compensation and provide footnote disclosure of the amount that has been deferred.  See Instruction 4 to Item 402(n) of Regulation S-K.

Mr. Iurtaev’s $1,500 of deferred 2014 compensation has been disclosed as suggested.

Security Ownership of Certain Beneficial Owners and Management, page 35

22.

It appears from your financial statements that Mr. Lawrence holds 100% of your shares, not 50% as you indicate in the table. Please revise or advise.  In addition, given that there is no minimum in this offering, please revise the percentage after offering to reflect the percentage at various levels of proceeds.

This error has been corrected.

Future Sales by Existing Stockholders, page 36

23.

We note your disclosure regarding sales of shares under Rule 144. Please tell us your consideration of Rule 144(k), given you appear to be a shell company as defined in Rule

405 under the Securities Act 1933.

Disclosure has been added that Rule 144 may not be relied upon if we are a shell company.  Language has been added that we do not believe we are a shell company but rather a start-up company because we have a defined business plan and have undertaken a lot of activity to visit potential suppliers and customers.

Certain Relationships and Related Transactions, page 36

24.

Please tell us why you do not appear to address all related party transactions in this section including the note referenced on page F-8, the provision of office space by your president and the fee agreement filed as exhibit 10.2.

Disclosure has been added to this section repeating the relevant disclosure already made in other sections.

Exhibits

25.

Please revise your legality opinion to also cover the resale offering.

Language has been added to the opinion to address the 50,000 shares being offered by Mr. Lawrence.

The Company hereby acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Iurii Iurtaev

Iurii Iurtaev

President and Principal Executive Officer

Lepota, Inc.